DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

05052253

March 22, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2005

Re: The Boeing Company
Incoming letter dated March 16, 2005

Dear Mr. Chevedden:

This is in response to your letters dated March 16, 2005 and March 21, 2005 concerning the shareholder proposal submitted to Boeing by Ray T. Chevedden. On March 9, 2005, we issued our response expressing our informal view that Boeing could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 28 2005 E
THOMSON
FINANCIAL

cc: J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Thursday, March 17, 2005 12:59 AM
To:	CFLETTERS@SEC.GOV
Cc:	mark.r.pacioni@boeing.com
Subject:	REQUEST for RECONSIDERATION: The Boeing Company (BA) Poison Pill

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 16, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST for RECONSIDERATION
The Boeing Company (BA)
Rule 14a-8 Proposal: Within 4-Months of a Poison Pill
Proponent: Ray T. Chevedden

200%-Late Does Not Deserve Rule 14a-8 Full-Credit

Ladies and Gentlemen:

This shareholder proposal states:
"RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

Yet the Staff Response Letter in The Boeing Company (January 17, 2005) does not appear to match this specific topic. Instead it stated:
"The proposal requests that the board adopt a policy that any future poison pill be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board."

The March 9, 2005 Staff Reconsideration letter does not state the topic of the proposal thus implying that it was understood to be the same as in the January 17, 2005 Staff Response Letter.

The emphasis on the 4-month time-period is reinforced in the supporting statement text:
"I believe that there is a material difference between a shareholder vote within 4-months of adoption in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that

a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock or an exchange for shares in a more valuable company."

This rule 14a-8 proposal clearly calls for a poison pill vote or redemption within 4-months. Incongruously the company claims that if the company is 200%-late in meeting the time-period in the rule 14a-8 proposal the company is entitled to rule 14a-8 full-credit. According to the absurd company "logic" if a shareholder proposal calls for annual election of each director a company could get rule 14a-8 full-credit if it elects each director once in 3-years or 200%-late.

In other words this is an overbroad theory that a company is entitled to a 200% grace-period on a time-period called for in a rule 14a-8 shareholder proposal. And the company still qualifies for rule 14a-8 full-credit.

For this reason and the earlier supporting letters it is respectfully requested that final concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Mark Pacioni

From: J [olmsted7p@earthlink.net]
Sent: Monday, March 21, 2005 1:02 PM
To: CFLETTERS@SEC.GOV
Cc: mark.r.pacioni@boeing.com
Subject: REQUEST for RECONSIDERATION: The Boeing Company (BA)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST for RECONSIDERATION
The Boeing Company (BA)
Rule 14a-8 Proposal: Within 4-Months of a Poison Pill
Proponent: Ray T. Chevedden

200%-Late Does Not Deserve Rule 14a-8 Full-Credit Alaska Air Group, Inc. (March 17, 2005) Precedent

Ladies and Gentlemen:

Alaska Air did not receive Staff concurrence for a similar rule 14a-8 proposal in Alaska Air Group, Inc. (March 17, 2005). The proposal to Alaska Air has the same core text of this proposal: "any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board."

This shareholder proposal states:
"RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

Yet the Staff Response Letter in The Boeing Company (January 17, 2005) does not appear to match this specific topic. Instead it stated:
"The proposal requests that the board adopt a policy that any future poison pill be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board."

The March 9, 2005 Staff Reconsideration letter does not state the topic of the proposal thus implying that it was understood to be the same as in the January 17, 2005 Staff Response Letter.

The emphasis on the 4-month time-period is reinforced in the supporting statement text:
"I believe that there is a material difference between a shareholder vote within 4-months of adoption in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock or an exchange for shares in a more valuable company."

This rule 14a-8 proposal clearly calls for a poison pill vote or redemption within 4-months. Incongruously the company claims that if the company is 200%-late in meeting the time-period in the rule 14a-8 proposal the company is entitled to rule 14a-8 full-credit. According to the absurd company "logic" if a shareholder proposal calls for annual election of each director a company could get rule 14a-8 full-credit if it elects each director once in 3-years or 200%-late.

In other words this is an overbroad theory that a company is entitled to a 200% grace-period on a time-period called for in a rule 14a-8 shareholder proposal. And the company still qualifies for rule 14a-8 full-credit.

For these reasons, including Alaska Air Group, Inc. (March 17, 2005), and the earlier supporting letters it is respectfully requested that final concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Mark Pacioni